UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Mosaic Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G62848109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62848109	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mosaic Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,297,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,297,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G62848109	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mosaic Strategic Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,297,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,297,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G62848109	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 4,297,500
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 4,297,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,322,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G62848109	SCHEDULE 13G	Page 5 of 8

Item 1(a). Name of Issuer:

Mosaic Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

375 Park Avenue
New York, NY 10152

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Mosaic Sponsor, LLC
2.	Mosaic Strategic Capital LLC
3.	David M. Maura

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

375 Park Avenue
New York, NY 10152

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G62848109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________ .

CUSIP No. G62848109	SCHEDULE 13G	Page 6 of 8

Item 4. Ownership

Mosaic Sponsor, LLC (“Mosaic Sponsor”) directly owns 4,297,500 Class F ordinary shares, par value $0.0001 per share, (“Class F Ordinary Shares”), of the Issuer, which are convertible into the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).  Such shares may be deemed to be indirectly owned by Mosaic Strategic Capital LLC (“Mosaic Strategic”), which is the sole member of Mosaic Sponsor, and David M. Maura, who is the sole manager of Mosaic Sponsor and the manager and member of Mosaic Strategic.  As a result of these relationships, each of Mosaic Sponsor, Mosaic Strategic and Mr. Maura may be deemed to have or share beneficial ownership of the securities held directly by Mosaic Sponsor. In addition, Mr. Maura directly owns 25,000 Class A Ordinary Shares of the Issuer. Each of Mosaic Sponsor, Mosaic Strategic and Mr. Maura disclaim beneficial ownership of such securities except to the extent of their direct ownership.

The holdings reported herein exclude 2,966,667 Class A Ordinary Shares issuable upon the exercise of 2,966,667 private placement warrants held directly by Mosaic Sponsor and 8,333 Class A Ordinary Shares issuable upon the exercise of 8,333 warrants held directly by Mr. Maura. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 23, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 34,500,000 Class A Ordinary Shares and 8,625,000 Class F Ordinary Shares outstanding as of December 1, 2017, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017, and assumes conversion of all Class F Ordinary Shares into Class A Ordinary Shares.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G62848109	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Mosaic Sponsor, LLC

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	Manager

Mosaic Strategic Capital LLC

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	Manager

David M. Maura

By:	/s/ David M. Maura
Name:	David M. Maura

CUSIP No. G62848109	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 12, 2018, by and among Mosaic Sponsor, LLC, Mosaic Strategic Capital LLC and David M. Maura

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date: February 12, 2018

Mosaic Sponsor, LLC

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	Manager

Mosaic Strategic Capital LLC

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	Manager

David M. Maura

By:	/s/ David M. Maura
Name:	David M. Maura